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03001475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 6 2003 181 MAIL PROCESSING SECTION WASH, D.C.

SEC FILE NUMBER
8- 18461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1 2002 (MM/DD/YY) AND ENDING December 31 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxwell, Noll Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 East Green Street, Suite 200
(No. and Street)

Pasadena	CA	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Eugene Noll 626/796-7133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ackerman, Matthew, Fiber & Wainberg
Larry Fiber, CPA
(Name – *if individual, state last, first, middle name*)

1180 South Beverly Boulevard, Suite 500 Los Angeles, CA 90035
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

0P 3/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Eugene Noll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxwell Noll Inc., as of December 31, 20 02, are true and correct I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 20th DAY OF FEBRUARY 2003
AT PASADENA CALIFORNIA
BY H. EUGENE NOLL

PETER BANOS – NOTARY PUBLIC
Notary Public

Signature

President
Title

PETER BANOS
Commission # 1352221
Notary Public - California
Los Angeles County
My Comm. Expires May 16, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Maxwell, Noll Inc.
747 East Green Street, Suite 200
Pasadena, CA 91101

We have audited the accompanying statement of financial condition of Maxwell, Noll Inc. as of December 31, 2002 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Maxwell, Noll Inc. as of December 31, 2002 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

We have also examined the supplementary schedules 1 through 3 and in our opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

Ackerman, Matthew, Fiber & Wainberg

January 29, 2003

MAXWELL, NOLL INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$ 42,439	
Due From Clearing Broker	2,906	
Interest Receivable	2,611	
Consulting Fees Receivable	2,309	
Investment Short-Term (at market)	79,784	
Prepaid Expenses	5,817	
Total Current Assets		$135,866
FIXED ASSETS		
Office Furniture and Equipment	11,400	
Less: Accumulated Depreciation	8,517	
Total Fixed Assets		2,883
OTHER ASSETS		
Investment in Securities (at market which equals cost)		3,300
Total Assets		$142,049

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ 4,447
Income Tax Payable		924
Deferred Taxes		381
Total Current Liabilities		5,752
STOCKHOLDERS' EQUITY		
Common Stock, Authorized 750 shares		
Issued and Outstanding 522 shares	$ 52,200	
Paid in Capital	13,779	
Retained Earnings	70,318	
Total Stockholders' Equity		136,297
Total Liabilities and Stockholders' Equity		$142,049

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commission Income		$ 118,299
Consulting Income		551,906
Interest Income		28,437
TOTAL REVENUES		$ 698,642
EXPENSES		
Salaries	$474,595	
Pension Plan	43,570	
Insurance	31,172	
Payroll Taxes	26,274	
Rent	24,288	
Advertising & Promotion	23,572	
Professional Fees	18,499	
Director Fees	10,800	
Dues, Subscriptions & Fees	10,647	
Office Expense	10,028	
Telephone	6,760	
Quotation Expenses	5,979	
Other Expenses	5,506	
Entertainment	4,092	
Depreciation	$ 2,126	
Total Expenses		697,908
Income Before Income Taxes		734
Provision for Income Taxes		1,522
Net Income <Loss>		$ <788>

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance - Beginning of Year	$52,200	$ 13,779	$ 69,863	$ 135,842
Correction of prior years errors			1,243	1,243
Balance at beginning of year, as restated	52,200	13,779	71,106	137,085
Net Income <Loss> for the Year Ended December 31, 2002			<788>	<788>
Balance - End of Year	$52,200	$ 13,779	$ 70,318	$ 136,297

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

(SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS)

MAXWELL, NOLL INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

INCREASE (DECREASE) IN CASH

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income <Loss>	$ <788>
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:	
Items Not Requiring Cash	
Depreciation and Amortization	2,126
NET CHANGES IN ASSETS AND LIABILITIES	
Increase in Due From Clearing Broker	<2,257>
Decrease in Consulting Fees Receivable	418
Increase in Interest Receivable	<572>
Decrease in Prepaid Expenses	980
Increase in Accounts Payable and Accrued Expenses	1,214
Increase in Income Taxes Payable	310
Decrease in Deferred Taxes	<388>
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,043
Balance, January 1, 2002	41,396
Balance, December 31, 2002	$ 42,439

Supplemental Information:
Franchise Taxes Paid $ 120

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statement follows:

BUSINESS ACTIVITY
The Company is a NASD licensed broker-dealer. Its customers are individuals and the related commission revenue is recorded on a trade date basis net of clearance and brokerage charges.

The Company acts as an introducing broker-dealer, whereby all security transactions are cleared on a fully-disclosed basis with a clearing broker. The clearing broker-dealer receives and disburses all funds and maintains all customer records on behalf of the Company. The clearing broker remits the commissions net of its brokerage and clearing fees to the company.

Maxwell, Noll Investment Counsel, a division of Maxwell, Noll Inc., is a registered investment advisor with the Securities and Exchange Commission. Maxwell, Noll Investment Counsel manages money on a fee basis.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT
Equipment and furniture is stated at cost. The Company provides for depreciation over the useful life of five to seven years, using the straight line method of depreciation.

FEDERAL AND STATE INCOME TAXES
Federal and State Corporate Income Taxes are calculated based on the statutory rates applicable. Prepaid or deferred income taxes which result from timing differences in the recognition of income and expenses for income tax purposes versus financial statement purposes have been recognized.

2. CONCENTRATIONS OF CREDIT RISKS
Transactions which potentially subject the company to concentrations of credit risk are very low. The company uses one broker for maintaining its clearance account. The value of cash and securities held by the broker do not exceed the mandated coverage provided by SIPC funded by broker/dealers. The Company has a rule that there must be sufficient cash or securities in the customers account prior to the execution of a transaction. If informed of a problem, the company immediately instigates a corrective action to limit any liabilities.

MAXWELL, NOLL INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

3. **CORRECTION OF AN ERROR**

Prepaid expenses and deferred taxes were understated in prior years by $1,243 net of $614 in income tax.

Net Income 12/31/01	$ 89
Prepaid Taxes, overstated	<1,470>
Prepaid Insurance, understated	4,096
Deferred Income Taxes, understated	<1,383>
Net Income 12/31/01, as restated	$1,332

4. **EMPLOYEE BENEFITS PLAN**

The Company maintains a noncontributory, money purchase plan and a profit-sharing plan for its employees. The Company may contribute up to 25% of compensation paid to eligible employees. Contributions for the year ended December 31,2002 were $43,570. The Company does not have a formal sick and vacation plan and has not recorded any potential liability that might have accrued thereon.

5. **INVESTMENT SHORT-TERM**

The investment consists of the following at December 31, 2002:

U.S. Treasury Bill, face value $80,000, purchased September 26, 2002 maturing March 27, 2003. Shown at market value	$ 79,784

The Company accounts for its investments as short-term investments instead of cash equivalents. The Company records interest income monthly.

At December 31, 2002 the amortized cost approximated the market value of the security.

6. **INCOME TAXES**

Corporate income tax expense for the fiscal year ending December 31, 2002 consists of the following.

	Current Payable	Deferred	Current Provision
Federal	$ 1,110	$ 388	$ 722
State	800	0	800
Total	$ 1,910	$ 388	$ 1,522

Temporary differences giving rise to the deferred tax payable consist primarily of differences between income tax and financial statement treatment of depreciation.

MAXWELL, NOLL INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

7. **COMPREHENSIVE INCOME**

Comprehensive income is not shown in the equity section as there is no unrealized gain or loss on the securities. The equity owned is reflected at cost which was equal to market at December 31, 2002. The US Treasury bill is shown at market value.

8. **LEASE COMMITMENTS**

The Company is obligated under a lease commitment for the premises it occupies to April 30, 2003.

Minimum Annual Lease Payments are as follow:

2003	$ 8,166

9. **NET CAPITAL REQUIREMENT**

The company is subject to the Uniform Net Rule (15c-3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had net capital of $123,907 which was $118,907 in excess of its required net capital of $5,000. Its ratio for aggregate indebtedness to net capital was .04 to 1.

MAXWELL, NOLL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002

Supplementary Schedule 1

	Audited	Unaudited	Difference
Total Ownership Equity	$136,297	$ 137,877	$ <1,580>
Non-Allowable Assets and Deductions	11,009	10,199	<810>
Haircuts on Securities	1,381	1,155	<226>
Net Capital	123,907	126,523	<2,616>
Required Net Capital	5,000	5,000	0
Excess Net Capital	$118,907	$121,523	$ <2,616>
Aggregate Indebtedness	$ 5,752	$ 0	$ 5,752
Percent of Aggregate Indebtedness to Net Capital	4.64%	.00%	

Principal differences in the net capital computations are due to an error in computing haircuts on U.S. Government Securities, accruals and adjustments made during the examination.

MAXWELL, NOLL INC.
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2002

Supplementary Schedule 2

The company operates on a fully disclosed basis with Wedbush Morgan Securities.

Wedbush Morgan Securities confirm directly to customers and are responsible for carrying and clearing securities transactions.

The above procedures exempt the Company from the Reserve Requirements of Rule 15c3-3.

MAXWELL, NOLL INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2002

Supplementary Schedule 3

The Company operates on a fully disclosed basis. Clients are instructed to send all money and securities directly to the clearing broker, Wedbush Morgan Securities. If the company receives money or securities by mistake, it promptly forwards all securities received to Wedbush Morgan Securities thereby exempting Maxwell, Noll Inc. from Rule 15c3-3 as it relates to possession and control requirements.

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

January 29, 2003

To the Board of Directors
Maxwell, Noll Inc.
747 East Green Street, Suite 200
Pasadena, CA 91101

In planning and performing our audit of the financial statements of Maxwell, Noll Inc. for the year ended December 31, 2002 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Maxwell, Noll Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) to make the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and the reserve required by rule 15c3-3(e); (2) to make the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by rule 17a-13; (3) to comply with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) to obtain and maintain physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The Company operates on a fully disclosed basis with other brokerage firms who confirm, carry and clear all security transactions for customers introduced by Maxwell, Noll Inc. thereby exempting the company from compliance with Rule 15c3-3 and 17a-13.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ackerman, Matthew, Fiber + Wainberg

ACKERMAN, MATTHEW, FIBER & WAINBERG